United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 20, 2021

Date of Report (Date of earliest event reported)

Khosla Ventures Acquisition Co. II

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40246	86-1776836
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2128 Sand Hill Road Menlo Park, California	94025
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 376-8500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	KVSB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

On July 6, 2021, Khosla Ventures Acquisition Co. II (“KVSB”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nextdoor, Inc., a Delaware corporation (“Nextdoor”), and Lorelei Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVSB (“Merger Sub”).

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination (the “Business Combination”) pursuant to which, among other transactions described in the Merger Agreement, Merger Sub will merge with and into Nextdoor, the separate corporate existence of Merger Sub will cease and Nextdoor will be the surviving corporation and a wholly owned subsidiary of KVSB.

The proposed Business Combination is expected to be consummated after the required approval by the shareholders of KVSB and the satisfaction of certain other conditions.

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 and incorporated by reference herein is a presentation (the “Investor Day Presentation”), dated September 2021, that will be used by Nextdoor at its first Investor Day, beginning at 12:30 p.m. Eastern Time on September 20, 2021.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of KVSB under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K (this “Current Report”) will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Investor Day Presentation by KVSB and Nextdoor. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVSB has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of KVSB, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all KVSB stockholders. KVSB also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSB through the website maintained by the SEC at www.sec.gov.

The documents filed by KVSB with the SEC also may be obtained free of charge at KVSB’s website at https://khoslaventuresacquisitionco.com/KVSB.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of KVSB and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of KVSB, the combined company or Nextdoor, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between KVSB and Nextdoor. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVSB’s securities, (ii) the risk that the transaction may not be completed by KVSB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVSB, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of KVSB, the satisfaction of the minimum cash condition following redemptions by KVSB’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Nextdoor’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Nextdoor and potential difficulties in Nextdoor employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Nextdoor or against KVSB related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of KVSB’s securities on a national securities exchange, (xi) the price of KVSB’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which KVSB plans to operate or Nextdoor operates, variations in operating performance across competitors, changes in laws and regulations affecting KVSB’s or Nextdoor’s business and changes in the combined capital structure, and (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of KVSB’s registration on Form S-1 (File No. 333-253098), the registration statement on Form S-4 discussed above and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and KVSB and Nextdoor assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither KVSB nor Nextdoor gives any assurance that either KVSB or Nextdoor or the combined company will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Day presentation, dated as of September 2021

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 20, 2021

KHOSLA VENTURES ACQUISITION CO. II

By:	/s/ Peter Buckland
Name: Peter Buckland
Title: Chief Financial Officer

Exhibit 99.1 September 2021

Disclaimer This Presentation (together with oral statements made in connection herewith, the “Presentation”) relates to the proposed Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various business combination (the “Business Combination”) between Khosla Ventures Acquisition Co. II (“Khosla”) and Nextdoor, Inc. factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set (“Nextdoor”). This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Khosla’s final investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, prospectus relating to its initial public offering, dated March 23, 2021, the registration statement on S-4 relating to the investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to business combination, and other filings with the Securities and Exchange Commission (“SEC”), as well as factors associated registration or qualification under the securities laws of any such jurisdiction. with companies, such as Nextdoor, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate. Nothing in this Presentation should be regarded as a representation by any person that the The information contained herein does not purport to be all-inclusive and none of Khosla or Nextdoor nor any of their forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. completeness or reliability of the information contained in this Presentation. You should consult with your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they corporation in making its investment decision to subscribe for securities of Khosla in connection with the Business are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Khosla Combination. To the fullest extent permitted by law, in no circumstances will Khosla, Nextdoor or any of their respective and Nextdoor described above. Neither Khosla nor Nextdoor undertakes any duty to update these forward-looking subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, statements. employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising Use of Projections from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not This Presentation contains projected financial information with respect to Nextdoor. Such projected financial information purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Khosla, constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as being predictive of Nextdoor or the Business Combination. The general explanations included in this Presentation cannot address, and are not future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are intended to address, your specific investment objectives, financial situations or financial needs. subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in such prospective financial information, including without limitation, Forward-Looking Statements assumptions regarding Khosla’s and Nextdoor’s ability to consummate the Business Combination, the failure of which to Certain statements in this Presentation may be considered “forward-looking statements” within the meaning of the “safe materialize could cause actual results to differ materially from those contained in the prospective financial information. harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 with respect to the Business Combination. Khosla and Nextdoor caution that their assumptions may not materialize and that current economic conditions render such Forward-looking statements herein generally relate to future events or the future financial or operating performance of assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. See the section above Khosla, Nextdoor or the combined company expected to result from the Business Combination (the “Combined Company”). titled “Forward-Looking Statements”. The inclusion of financial forecast information in this Presentation should not be For example, projections of future financial performance of Nextdoor and the Combined Company, the Combined regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Khosla’s nor Company’s business plan, other projections concerning key performance metrics, the proceeds of the Business Combination Nextdoor’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the and the Combined Company’s expected cash runway, the listing of the Combined Company’s common stock on the NYSE projections for the purpose of their inclusion in this Presentation or any other purpose, and accordingly, none of such under the ticker “KIND”, and the potential effects of the Business Combination on Khosla and the Combined Company, are independent auditors has expressed any opinion or provided any other form of assurance with respect to such projections. forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “ may,”“ Financial Information and Use of Non-GAAP Financial Measures should,”“ expect,”“ intend,”“ will,” “estimate,”“ anticipate,”“ believe,”“ predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are predictions, The financial information contained in this Presentation has been taken from or prepared based on the historical financial projections and other statements about future events that are based on current expectations and assumptions and, as a statements of Nextdoor for the periods presented. An audit of certain of these financial statements was completed and result, are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those included in the registration statement on Form S-4 filed with the SEC by Khosla in connection with the Business expressed or implied by such forward-looking statements. Combination, however, no historical financial information contained herein has been audited, reviewed, compiled or been subject to any procedures by any auditors and actual historical financial information could differ materially from the These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Khosla, information contained herein. Nextdoor and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties.

Disclaimer This presentation includes certain non-GAAP financial measures (including on a forward-looking basis). These non-GAAP A list of the names of Nextdoor's directors and executive officers and a description of their interests in the proposed measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance Business Combination is contained in Khosla's registration statement on Form S-4, which was filed with the SEC and is with GAAP and should not be considered as an alternative to their nearest GAAP equivalent or any other performance available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Khosla Ventures Acquisition Co. measures derived in accordance with GAAP. A reconciliation of the non-GAAP financial measures used in this Presentation II, 2128 Sand Hill Road, Menlo Park, CA 94025. to their nearest GAAP equivalent is included in the appendix to this Presentation. Nextdoor believes that these non-GAAP You may obtain free copies of these documents as described in the preceding paragraphs. measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Nextdoor. Nextdoor’s management uses forward-looking non-GAAP measures to evaluate Nextdoor’s projected No Offer or Solicitation financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as be recorded in Nextdoor’s financial measures. In addition, other companies may calculate non-GAAP measures differently, amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, or may use other measures to calculate their financial performance, and therefore, Nextdoor’s non-GAAP measures may not investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non- investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward- registration or qualification under the securities laws of any such jurisdiction. No public offering of securities shall be made looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. for such reconciliations. Neither Nextdoor nor Khosla is making an offer of the Securities in any state or jurisdiction where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE Additional Information SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. In connection with the proposed Business Combination, Khosla has filed with the SEC a registration statement on Form S-4 Industry and Market Data containing a preliminary proxy statement/prospectus of Khosla and consent solicitation statement of Nextdoor. The registration statement is not yet effective. After the registration statement is declared effective, Khosla and Nextdoor will Certain information contained in this Presentation relates to or is based on studies, publications, surveys and Nextdoor’s mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed Business Combination own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of to their respective stockholders. This Presentation does not contain any information that should be considered by Khosla’s assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, or Nextdoor’s stockholders and other interested persons concerning the proposed Business Combination and is not while Nextdoor believes its internal research is reliable, such research has not been verified by any independent source and intended to constitute the basis of any voting or investment decision in respect of the Business Combination or the none of Nextdoor, nor any of its affiliates nor any of its control persons, officers, directors, employees or representatives securities of Khosla. Khosla’s and Nextdoor’s stockholders and other interested persons are advised to read the preliminary make any representation or warranty with respect to the accuracy of such information. proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed Business Trademarks Combination, as these materials will contain important information about Khosla, Nextdoor and the Business Combination. This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and the proposed Business Combination will be mailed to stockholders of Khosla and Nextdoor as of a record date to be copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Khosla and Nextdoor will established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/ marks, trade names and copyrights. prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo No Relationship or Joint Venture Park, CA 94025. Nothing contained in this Presentation will be deemed or construed to create the relationship of partnership, association, Participants in the Solicitation principal and agent or joint venture. This Presentation does not create any obligation on the part of either Nextdoor, Khosla or the recipient to enter into any further agreement or arrangement. Unless and until a definitive agreement has been fully Khosla, Nextdoor and their respective directors and executive officers may be deemed participants in the solicitation of executed and delivered, no contract or agreement providing for a transaction will be deemed to exist and none of Khosla, proxies from Khosla’s stockholders with respect to the proposed Business Combination. A list of the names of Khosla’s Nextdoor or the recipient will be under any legal obligation of any kind whatsoever. Accordingly, this Presentation is not directors and executive officers and a description of their interests in Khosla is contained in Khosla’s registration statement intended to create for any party a right of specific performance or a right to seek any payment or damages for failure, for on Form S-4, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by any reason, to complete the proposed transactions contemplated herein. directing a request to Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, CA 94025. To the extent that holdings of Khosla’s securities have changed since the amounts printed in Khosla’s registration statement on Form S-4, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Agenda Founder’s Story Sarah Friar, Prakash Janakiraman, Opening Remarks + Community & Chief Executive Officer Co-Founder, Chief Architect Moderation Kiran Prasad, Our Product Our Brand Maryam Banikarim, Head of Product Head of Marketing Heidi Andersen, Mike Doyle, Revenue Financials Head of Revenue Chief Financial Officer Break Break 10 Minute 10 Minute Hosted by Matt Anderson Board Member Sarah Friar & Bill Gurley, Q&A Panel Participants: Sarah Friar, Mike Conversation Board of Directors Doyle, Kiran Prasad, Heidi Andersen

Chief Executive Officer Sarah Friar

Nextdoor was started with a spark... We have become increasingly disconnected from family, friends, neighbors, and social structures,... a serious “ threat to our civic and personal health.”

…and the data strengthened our founders’ beliefs in Nextdoor’s why 29% of Americans know very few of their neighbors, and 28% of Americans said that they didn't know a single “ neighbor by name.” - 2010 PEW Research Study

8 Connecting neighborhoods Connecting neighborhoods one neighbor at a time one neighbor at a time

Our purpose To cultivate a kinder world where everyone has a neighborhood they can rely on

Strong competitive moat with viral growth loops built in Real people Local Hyperlocal proximity Businesses Word-of-Mouth Recommendations Trusted information Civic Local perspective Engagement Instant distribution Neighbors Businesses Data/ Local Targeting Help me plug in Hyperlocal at scale Recommendations Local Groups Two-way Public Agencies Channel Local Verified people & info Marketplace Instant Distribution Instant Analytics Messaging Publishing Tools

Neighbors are key to our well being Loneliness has a “ reduction of life span …similar to smoking Neighborhood (1) 15 cigarettes a day” Work Vivek Murthy And knowing just 6 neighbors reduces the (2) risk of loneliness (1) Harvard Business Review, Work and the Loneliness Epidemic - Reducing Source: Hall, J. A. (2019). How many hours does it take to isolation at work is good for business. September 26, 2017, Vivek Murthy (2) make a friend? Journal of Social and Personal Relationships. Nextdoor Global Loneliness Study.

And we’re seeing a structural shift towards local 73% 80% 75% (3) say neighbors are one of expect to work from home plan to shop more locally (2) the most important at least 3x per week (1) communities in their lives Sources: (1) Open Mind Strategy 2020, (2) Owl Labs October, 2020, (3) Brightpearl, 2021.

Nextdoor is THE neighborhood network ~1 in 3 63M+ 29M+ U.S. Households Verified Neighbors Weekly Active Neighbors (WAUs) U.S. household and global Verified Neighbor data as of 6/30/21. Global WAUs reflect the average for the quarter ended 6/30/21.

Established product-market fit: Enduring neighbor retention... 75% 65% 59% 55% After two years >50% of our audience remains engaged 3-month 6-month 12-month 24-month Monthly active users (MAU) defined as count of unique neighbors who have started a session or opened a content email over the trailing 30 days. 3 month MAU is defined as active in the 30 days preceding day 90, 6 month is active in the 30 days preceding day 180, 12 month is active in the 30 days preceding day 360, and 24 month is active in the 30 days preceding day 720. 3-month data based on users who joined in 2021; 6- and 12-month data based on users who joined in 2020; 24-month data based on users who joined in 2019.

...Combined with strong network effects... Our path to engagement growth is proven 2.3x increase in weekly engagement as more neighbors join Percentage of Neighbors Active Weekly reflects U.S. WAUs divided by All time Verified Neighbors.. Data as of 3/31/21.

Increasing penetration globally, with top neighborhoods exceeding 60% daily engagement

Neighborhoods with top-quartile (>65%) penetration

Top 10 engaged neighborhoods (>60% daily engagement)



VERNON, BC
MECHANICSBURG
MILLSBORO
LANCASTER
ELOY
ORACLE
WIMAUMA
LAKEWOOD RANCH
MARKET HARBOROUGH
LAXFIELD

Data as of 3/31/21.

Investment Network effects with online & offline connection is unique thesis Each social link is highly valuable because most commerce is local Robust current digital advertising market, future new revenue models Many vectors for sustained revenue growth High barrier to entry: network difficult & time consuming to build Only digital neighborhood network: purpose-driven & authentic Proven team: set up for acceleration & execution

Diversity distribution: board directors & advisors 51% 41% Women People of Color

Experienced management team Heidi Andersen Maryam Banikarim Mike Doyle Sarah Friar Prakash Janakiraman Head of Revenue Head of Marketing Chief Financial Officer Chief Executive Officer Co-Founder, Chief Architect Craig Lisowski John Orta Bryan Power Kiran Prasad Antonio Silveira Head of Data, Information, Chief Legal Officer & Head of People Head of Product Head of Engineering Systems and Trust Head of Corp Dev

Seasoned Board of Directors John Hope Bryant Sarah Friar Bill Gurley Leslie Kilgore Mary Meeker Entrepreneur, founder, chairman, Chief Executive Officer Benchmark Former Netflix CMO Bond CEO, author, activist Jason Pressman David Sze Nirav Tolia Chris Varelas Andrea Wishom Shasta Ventures Greylock Capital Co-Founder Riverwood Capital President, Skywalker Holdings

Head of Product Kiran Prasad

Connecting neighborhoods Neighbors & Organizations Businesses: SMBs and large brands Public services: public agencies, non profits Other: HOAs, churches, schools Shawn 12 South Nashville, TN, USA

Our strategy Enable neighbors and organizations to build an active valued community

Community Shared attribute Belonging Place or interest

Valued Trust Dependable Exchange value

Active Involved in the Communicate Give and community get help

Neighbors want to stay up to date with what’s happening

Neighbors are looking for resources (and pets)

Neighbors want to discover nearby events and activities

Neighbors want to connect with others who share their interests

Businesses want to show they’re part of the community to grow

Focusing on value that leads to growth

- Neighbor focus
- Business focus
- Country launch

2011–2015
- Newsfeed
- Maps
- Recommendations
- Nearby Neighborhoods
- Public Agency Pages

2016
- Polls
- UK, Netherlands

2017
- Neighborhood Favorites
- Neighborhood Sponsorships
- Sponsored Posts
- Germany

2018
- Interests
- For Sale & Free
- Digest
- France, Italy, Spain, Australia

2019
- Kindness Reminder
- Verification Platform
- Lead Gen Ads
- Sponsored Maps
- Local Deals
- Sweden, Denmark, Canada

2020
- Groups
- Help Map
- Community Reviewers
- Good Neighbor Pledge
- Intro Posts
- COVID-19 Info Reminder
- Posts Beyond Neighborhood
- Video and Carousel Ads
- Hyperlocal Ads
- Business Posts
- Sponsorships Expansion
- Neighborhood Ad Center

2021
- Connections
- Finds
- Browse Other Neighborhoods
- Organization Pages
- Ask a Neighbor
- Notification Center
- Video Tools
- Enhanced Profile
- Product Listings Ads
- Conv Optimized Ad Targeting Algorithms
- Next-gen Proprietary Ad Server
- 3rd Party Campaign Mgmt Integrations
- Enhanced Attribution
- Sponsored Search Ads Marketplace
- Content API

Evolving our product by learning how neighbors use Nextdoor

Maps

Groups

Finds

Driving value and growth

Connect with more than one neighborhood

Connect with neighbors Placeholder for Finds and organizations

Making Nextdoor Nextdoor content becomes content searchable widely searchable

Our strategy Enable neighbors and organizations to build an active valued community

Head of Revenue Heidi Andersen

Digital advertising TAM represents $600B+ opportunity Large $607B $607B Adjacent Global Global Markets Home services $355B $355B Global Global Local commerce Classifieds $262B $262B Real estate U.S. U.S. $143B $143B U.S. U.S. 83% Local events Growth 2020 TAM 2024 TAM Source: Global and US digital ad markets, eMarketer March 2021 Note: Digital advertising market is based on eMarketer U.S. ad spend and excluding B2B, which represents 6% of digital ad spend in 2020. Global advertising market includes annual ad spend across all countries world-wide and is not adjusted to Nextdoor’s existing 11 markets. For both 2020 and 2024, assumes 6% B2B share across all global markets.

Full funnel approach helping neighbors from awareness to action

Our GTM model is designed to match segment complexity, opportunity, and margin expectations Enterprise SMBs National or global brands with Single buyer multiple buying arms Field sales Self-service

We serve customers across all verticals Core Verticals Financial Home Services Retail Tech / Telco Services Emerging Verticals Healthcare CPG Travel Auto Government Entertainment

Unique targeting and personalization power brand and neighbor connections Brands Hyperlocal targeting & creative at scale ~200 >400 Enterprises Mid-Market Customer data as of 6/30/2021.

Meeting the moment, iterating quickly with brands to meet demands of community at scale Albertsons Companies and Moderna are not affiliated.

Brands can reach an incremental audience % of people who visit Nextdoor at least once per month but do not visit this social media platform at least once per month >$1T Aggregate market cap of these other platforms Source: Comscore Media Metrix® Multi-Platform, Cross Visiting, Total Audience, % Vertical, March 2021, United States Peer market cap data as of 6/3/21 per CapitalIQ.

Brands can reach a highly engaged audience Weekly Active Users (WAU) engage nearly 4 times a week Source: App Annie. Nextdoor DAU/WAU based on internal data, 2020 daily average. DAU defined as a unique Registered Neighbor who starts a session or opens a content email on a given day. WAU defined as count of unique Registered Neighbors who have started a session or engaged with a content email over the trailing 7 days.

First party, brand, and third party data allow brands to target neighbors with relevant messaging in local context Geographic Demographic Psychographic Country DMA Gender New Mover Actions on site Finds State City Income New Neighbor Interests Post Interest Business Page Post Type Zip Urban Density Owner (1st Party, Brand Data, 3rd Party)

Our insights series offer unique Mentions of “movers” are up 84% since March Insights Series 5 neighbor perspectives Neighbors are getting back to spending on major purchases Insights Series 1 As the pandemic started we saw upticks in neighbor conversation topics - like new fitness trends Weights 371% Insights Series 3 Tabata 363% We dug into moving - where were Peloton 145% neighbors moving, for how long and why. lb HIIT 90% Zwift 75% Q1 Q3 2020 2021 Insights Series 2 Knowing as Investing in home offices had an uptick few as 6 of your and stayed as the new normal neighbors reduces the likelihood of loneliness Walmart's Help Groups looked to Insights Series 4 connect neighbors Neighbor connections can help mental health New Mover Kit helped recent movers settle in

Nextdoor New Movers kits A recent Nextdoor poll reveals nearly 1/4 of neighbors have moved permanently in 2020 Nextdoor data shows that recent movers are more likely to convert with Home Services advertisers

The first year of our partnership with H&R Block helped Nextdoor was the perfect way to Make Every Block Better launch the platform and it was incredible to see 10 projects come to life after we received nominations from every corner of the country. Angela Davied Vice President Corporate Communications, H&R Block ● Submissions from all 50 states ● Sponsored Posts performed 126% above the Nextdoor benchmark

Hershey promoted and sold more delicious Halloween candy ● 140% above the average “Add to Cart” benchmark via MikMak ● Mentions of the Hershey Company, Kit Kat, and Reese’s were up 69% YOY in October During this uncertain time, people are counting on neighbors for connection and information more than ever. Nextdoor has a unique position in the social marketplace to deliver on this type of engagement. Neighbors trust each other with things like creative ways to safely trick-or-treat...We’re looking forward to continuing to explore opportunities for our brands to collaborate with the neighbors of Nextdoor. Amy Good Director, Integrated Media

Walmart created a network to This is a wonderful idea, help communities in need I am elderly and do need help sometimes. Thank you! Nextdoor neighbor ● 10.5M+ unique visitors to the Help Map during Walmart’s sponsorship ● 25% lift in Walmart brand favorability for those who joined a Neighbor Helping Neighbor group

UpNest reached homeowners interested in selling through Sponsored Posts on Nextdoor ● 68% Below their CPC goals ● 48% Below their CPA goals Nextdoor is the perfect fit for our product. It boasts a high-quality, high-intent audience of homeowners looking to learn more about home selling.

Giving small businesses an online presence Small businesses / Neighbors for hire Discovery by relevant audiences >2M 54M local business business claimed pages recommendations Customer data as of 6/30/2021.

If I had to choose only one [marketing channel], it would be Nextdoor. On others, you have to spend so much money to be seen and it’s not going to the right audience. On Nextdoor, it's people who are looking specifically for you.” Coco H. Business Owner of Coco The Geek Atlanta, Georgia, USA

Nextdoor has been huge for me. It’s been a great marketing tool. With what I do, there’s a lot of draw to it for people in my direct neighborhood and my direct community. A lot of people end up supporting me as a business owner on Nextdoor because I’m local, I’m women-owned, and I’m a woman of color.” Aliah H. Business Owner of Raw Portraiture San Francisco, California, USA

There are very few platforms that are truly designed to support small, local businesses — and Nextdoor is that. Nextdoor supports small, local businesses in their local communities, and helps them grow with the love and support of real people — real neighbors. It allows us to engage on a personal level as not just a brand, but a neighbor.” Rita S. Business Owner of Cheeky Spices Ann Arbor, Michigan, USA

Word-of-mouth is the number one way we get our leads. Nextdoor is the perfect platform because that word-of-mouth is coming from neighbors.” Ariane C. Business Owner of Joe Hall Roofing Patego, Texas, USA

Neighborhood Ad Center Advertiser Value: ● Better performance ● Hands on keyboard access ● Ability to manage accounts programmatically ● Improved measurement & reporting ● Data ingestion & API integration ● New formats

In Progress Product Listing Ads Neighbor Value: ● Neighbors see ads that are dynamic and contextually relevant Advertiser Value: ● Native advertising feels like organic content ● Advertisers can dynamically cycle through tens of thousands of creatives in a single campaign

Client Advisory Board Kevin Burke Kim F. Grant Melissa Grady Nick Jezarian Steve Katelman Former CMO, Square SVP, Marketing CMO, Cadillac Sr. Director, EVP of Global Strategic Partnerships Bank of America Media Strategy, Target Omnicom Media Group Allison Lowrie Jonathan Mildenhall Jeffrey Nicholson Andrea Perez CMO, Vacasa Co-founder and Chair of CEO, Tracer Head of the Women’s and Kids TwentyFirstCenturyBrand business for Brand Jordan at Nike

We’ll be right back

Board of Directors, Benchmark Q&A with Bill Gurley

Co-founder & Chief Architect Prakash Janakiraman

From a single neighborhood to over 275,000

Community health

Neighborhood Vitality Advisory Board Marc Dunkelman Jennifer L. Eberhardt Kelli Harding Derrick Johnson Research Fellow at Professor of Psychology at Assistant Clinical Professor of President and CEO, Brown University Stanford University Psychiatry at Columbia University NAACP Sylvia Rosabal Julianne Holt-Lunstad Tracey L. Meares Ryan Streeter U.S. Agency for Global Media Professor of Psychology & Professor of Law at Yale Director of Domestic Policy Studies Neuroscience at Brigham Young University and Founding Director at American Enterprise Institute University of The Justice Collaboratory

Our human review consists of three pillars Neighbors Neighborhood Leads & Neighborhood Community Reviewers Operations Team

Kindness reminder

Other reminders

Head of Marketing Maryam Banikarim

Organizations driven by purpose and values Outperformed the general market 15:1 Outperformed comparison companies 6:1 Jim Collins and Jerry Porras, Built to Last: Successful Habits of Visionary Companies.

Chelsea, New York

Nicole and Lois

Living our purpose and driving results ~ + 3x 141% 75% year over year increase in year over year increase in Nextdoor neighbors who (1) (1) (2) neighbors hosting an event 'block party' mentions experienced an act of kindness (1) Nextdoor Data, May to July 2021 vs. May to July 2020. (2) Nextdoor member poll.

Key Insight My neighborhood is a We crave a sense of source of identity and pride place and connection to our physical community, to our neighborhood, While I may not always to feel grounded love my neighbors, and secure I do love my neighborhood

Our culture is realigning around the neighborhood 73% 87% 57% travel 15 minutes or less for shop local to keep money say neighbors are most (2) (3) (1) everyday purchases close to home important community Sources: (1) Open Mind Strategy 2020; (2) The Impact of Retail Proximity on Consumer Purchases, Access Development Aug 21, 2019, (3) Intuit 2021 Survey.

Come for the stay for the community utility,

Abraham Kingstowne Thompson Center, VA, USA

Meets neighbors Searches for Borrows neighbor’s Recommends a Hosts for coffee school tutor pasta machine local restaurant Dads group

Dawn Grant Park, Georgia, USA

Hosts pop-up Updates her Responds to Promotes new Checks in with her events business page neighbors job listing business group

Cecile San Mateo-Santa Cruz, California, USA

Sets up Updates Alerts neighbors Monitors Responds to to local wildfire metrics questions wildfire webinar Evacuation Order

Our relationship with Public Agencies 95% >30K (1) of top cities in U.S. civil servants in the (2) U.S. and beyond Sources: (1) Nextdoor internal data as of 9/1/2021; top 100 cities as defined by population; (2) Nextdoor internal data as of 6/30/2021.

Public Agency Advisory Board Charles Husted Warren Kagarise Wunmi Ladele Leah LaRue City of Sedona, Arizona King County, Washington U.K. National Health Service City of Atlanta, Georgia Greg Licamele Jennifer Masterson Janelle McGregor Katie Nelson Francis Zamora Fairfax County, Virginia Southern California Edison City of Tampa, Florida Mountain View, California San Francisco Department of Police Department Emergency Management

Everyone is a neighbor

Nextdoor = Neighborhood(s)

A global, scalable platform 312M Households U.S. 128M International 183M +109M Households Future opportunities in existing markets 203M (U.S. / International) Households U.S. 83M +158M Households International 119M Next opportunity for additional households at 65% penetration (U.S. / International) 45M 45M Households Households 45M Households U.S. U.S. 37M 37M claimed in existing markets International 8M International 8M (U.S. / International) Source: U.S. Census, Statista and Statistics Canada. Nextdoor Q1 2021 data. U.S. only, excludes neighbors in pilot neighborhoods. Claimed residences have at least one Current Verified Neighbor at the residence. Some figures may not sum due to rounding.

Chief Financial Officer Mike Doyle

Disclaimer This Presentation (together with oral statements made in connection herewith, the “Presentation”) relates to the proposed Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various business combination (the “Business Combination”) between Khosla Ventures Acquisition Co. II (“Khosla”) and Nextdoor, Inc. factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set (“Nextdoor”). This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Khosla’s final investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, prospectus relating to its initial public offering, dated March 23, 2021, the registration statement on S-4 relating to the investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to business combination, and other filings with the Securities and Exchange Commission (“SEC”), as well as factors associated registration or qualification under the securities laws of any such jurisdiction. with companies, such as Nextdoor, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate. Nothing in this Presentation should be regarded as a representation by any person that the The information contained herein does not purport to be all-inclusive and none of Khosla or Nextdoor nor any of their forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. completeness or reliability of the information contained in this Presentation. You should consult with your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they corporation in making its investment decision to subscribe for securities of Khosla in connection with the Business are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Khosla Combination. To the fullest extent permitted by law, in no circumstances will Khosla, Nextdoor or any of their respective and Nextdoor described above. Neither Khosla nor Nextdoor undertakes any duty to update these forward-looking subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, statements. employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising Use of Projections from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not This Presentation contains projected financial information with respect to Nextdoor. Such projected financial information purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Khosla, constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as being predictive of Nextdoor or the Business Combination. The general explanations included in this Presentation cannot address, and are not future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are intended to address, your specific investment objectives, financial situations or financial needs. subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in such prospective financial information, including without limitation, Forward-Looking Statements assumptions regarding Khosla’s and Nextdoor’s ability to consummate the Business Combination, the failure of which to Certain statements in this Presentation may be considered “forward-looking statements” within the meaning of the “safe materialize could cause actual results to differ materially from those contained in the prospective financial information. harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 with respect to the Business Combination. Khosla and Nextdoor caution that their assumptions may not materialize and that current economic conditions render such Forward-looking statements herein generally relate to future events or the future financial or operating performance of assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. See the section above Khosla, Nextdoor or the combined company expected to result from the Business Combination (the “Combined Company”). titled “Forward-Looking Statements”. The inclusion of financial forecast information in this Presentation should not be For example, projections of future financial performance of Nextdoor and the Combined Company, the Combined regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Khosla’s nor Company’s business plan, other projections concerning key performance metrics, the proceeds of the Business Combination Nextdoor’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the and the Combined Company’s expected cash runway, the listing of the Combined Company’s common stock on the NYSE projections for the purpose of their inclusion in this Presentation or any other purpose, and accordingly, none of such under the ticker “KIND”, and the potential effects of the Business Combination on Khosla and the Combined Company, are independent auditors has expressed any opinion or provided any other form of assurance with respect to such projections. forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “ may,”“ Financial Information and Use of Non-GAAP Financial Measures should,”“ expect,”“ intend,”“ will,” “estimate,”“ anticipate,”“ believe,”“ predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are predictions, The financial information contained in this Presentation has been taken from or prepared based on the historical financial projections and other statements about future events that are based on current expectations and assumptions and, as a statements of Nextdoor for the periods presented. An audit of certain of these financial statements was completed and result, are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those included in the registration statement on Form S-4 filed with the SEC by Khosla in connection with the Business expressed or implied by such forward-looking statements. Combination, however, no historical financial information contained herein has been audited, reviewed, compiled or been subject to any procedures by any auditors and actual historical financial information could differ materially from the These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Khosla, information contained herein. Nextdoor and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties.

Disclaimer This presentation includes certain non-GAAP financial measures (including on a forward-looking basis). These non-GAAP A list of the names of Nextdoor's directors and executive officers and a description of their interests in the proposed measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance Business Combination is contained in Khosla's registration statement on Form S-4, which was filed with the SEC and is with GAAP and should not be considered as an alternative to their nearest GAAP equivalent or any other performance available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Khosla Ventures Acquisition Co. measures derived in accordance with GAAP. A reconciliation of the non-GAAP financial measures used in this Presentation II, 2128 Sand Hill Road, Menlo Park, CA 94025. to their nearest GAAP equivalent is included in the appendix to this Presentation. Nextdoor believes that these non-GAAP You may obtain free copies of these documents as described in the preceding paragraphs. measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Nextdoor. Nextdoor’s management uses forward-looking non-GAAP measures to evaluate Nextdoor’s projected No Offer or Solicitation financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as be recorded in Nextdoor’s financial measures. In addition, other companies may calculate non-GAAP measures differently, amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, or may use other measures to calculate their financial performance, and therefore, Nextdoor’s non-GAAP measures may not investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non- investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward- registration or qualification under the securities laws of any such jurisdiction. No public offering of securities shall be made looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. for such reconciliations. Neither Nextdoor nor Khosla is making an offer of the Securities in any state or jurisdiction where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE Additional Information SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. In connection with the proposed Business Combination, Khosla has filed with the SEC a registration statement on Form S-4 Industry and Market Data containing a preliminary proxy statement/prospectus of Khosla and consent solicitation statement of Nextdoor. The registration statement is not yet effective. After the registration statement is declared effective, Khosla and Nextdoor will Certain information contained in this Presentation relates to or is based on studies, publications, surveys and Nextdoor’s mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed Business Combination own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of to their respective stockholders. This Presentation does not contain any information that should be considered by Khosla’s assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, or Nextdoor’s stockholders and other interested persons concerning the proposed Business Combination and is not while Nextdoor believes its internal research is reliable, such research has not been verified by any independent source and intended to constitute the basis of any voting or investment decision in respect of the Business Combination or the none of Nextdoor, nor any of its affiliates nor any of its control persons, officers, directors, employees or representatives securities of Khosla. Khosla’s and Nextdoor’s stockholders and other interested persons are advised to read the preliminary make any representation or warranty with respect to the accuracy of such information. proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed Business Trademarks Combination, as these materials will contain important information about Khosla, Nextdoor and the Business Combination. This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and the proposed Business Combination will be mailed to stockholders of Khosla and Nextdoor as of a record date to be copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Khosla and Nextdoor will established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/ marks, trade names and copyrights. prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo No Relationship or Joint Venture Park, CA 94025. Nothing contained in this Presentation will be deemed or construed to create the relationship of partnership, association, Participants in the Solicitation principal and agent or joint venture. This Presentation does not create any obligation on the part of either Nextdoor, Khosla or the recipient to enter into any further agreement or arrangement. Unless and until a definitive agreement has been fully Khosla, Nextdoor and their respective directors and executive officers may be deemed participants in the solicitation of executed and delivered, no contract or agreement providing for a transaction will be deemed to exist and none of Khosla, proxies from Khosla’s stockholders with respect to the proposed Business Combination. A list of the names of Khosla’s Nextdoor or the recipient will be under any legal obligation of any kind whatsoever. Accordingly, this Presentation is not directors and executive officers and a description of their interests in Khosla is contained in Khosla’s registration statement intended to create for any party a right of specific performance or a right to seek any payment or damages for failure, for on Form S-4, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by any reason, to complete the proposed transactions contemplated herein. directing a request to Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, CA 94025. To the extent that holdings of Khosla’s securities have changed since the amounts printed in Khosla’s registration statement on Form S-4, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Financial Differentiated products with contextual relevance enable sustainable growth highlights High levels of neighbor retention enable consistent growth and ROI on acquisition spend Network effects increase WAU engagement as penetration increases ARPU expansion with multiple levers provides opportunity to continue to increase monetization Multiple under-monetized products creating potential for significant upside in the growth Significant opportunity to monetize in rapidly growing international markets

Growing base of users...


Annual
Ending Verified Users
33%
2018–2020 CAGR
33M
3M
30M
48M
6M
42M
58M
9M
49M
2018
2019
2020
Quarterly
31%
Q2 2018–Q2 2021 CAGR
28M
2M
26M
41M
4M
36M
+44%
54M
7M
47M
+33%
63M
10M
53M
+17%
Q2 2018
Q2 2019
Q2 2020
Q2 2021
U.S.
International

...And engaged users... Annual Quarterly Avg. Weekly Active Users (WAU) 42% 31% 2018–2020 CAGR Q2 2018–Q2 2021 CAGR 29.2M 27.8M 26.7M 19.5M 19.2M +5% +45% 13.3M 13.1M +47% 2018 2019 2020 Q2 2018 Q2 2019 Q2 2020 Q2 2021 WAU defined as the count of unique neighbors who have started a session or opened a content email over the trailing 7 days. Some figures may not tie due to rounding.

...Leading to revenue growth...


Annual
56%
2018–2020 CAGR
$51M
$83M
$123M
2018
2019
2020
Quarterly
58%
Q2 2018–Q2 2021 CAGR
$12M
$20M
+76%
$28M
+36%
$46M
+66%
Q2 2018
Q2 2019
Q2 2020
Q2 2021

...And increasing levels of monetization Annual Quarterly Avg. Revenue Per Weekly Active User (ARPU) 10% 21% 2018–2020 CAGR Q2 2018–Q2 2021 CAGR $6.28 $4.62 $4.23 $4.23 $3.97 +58% $3.83 $3.52 +20% -6% 2018 2019 2020 Q2 2018 Q2 2019 Q2 2020 Q2 2021 ARPU shown above is calculated as total global revenue divided by the average total global weekly active users (WAU) in the period. WAU defined as the count of unique neighbors who have started a session or opened a content email over the trailing 7 days. Quarterly ARPU is annualized.

Sustained monetization trajectory 1 U.S. ARPU $7.86 $7.22 $7.05 34% $6.72 2021E ARPU Growth $5.71 $5.34 $4.50 $4.36 Q1 A Q2 A Q3 A Q4 A Q1 A Q2 A Q3 E Q4 E 2020 2021 1. ARPU shown is calculated by annualizing U.S. revenue divided by the weekly active users (WAU) in the period.

A verified daily audience with significant monetization potential 1 U.S. DAU and ARPU 90M 36M 12M $10 $18 $59 Source: Company filings and internal data for 2020. Comparison is illustrative as each company calculates daily active users differently. Snap includes U.S., Canada, Mexico, the Caribbean, and Central America. Twitter and Nextdoor include the U.S. only. 1. Snap and Twitter DAU and ARPU figures reflect data provided in their 2020 10-Ks.

Strong foundation for continued revenue growth +40% $252M +$3M 49% +47% 2018A–2022E Growth $181M +$3M +49% $123M +62% $83M $51M 2018A 2019A 2020A 2021E 2022E Forward looking estimates are subject to change. Actual figures may be materially different.

An overview of our investments for growth Product Development Sales and Marketing General and Administrative • Proprietary ad platform • Global neighbor and SMB acquisition • Teams and systems to enable • ML capabilities • International expansion and operations world-class finance, legal, people, • Video tools • Marketing technology facilities, IT, and executive functions • Scaling global infrastructure • Scalable moderation

Focusing on value that leads to growth



Neighbor focus
Business focus
Country launch
Newsfeed
Maps
Recommendations
Nearby Neighborhoods
Public Agency Pages
2011–2015
Polls
UK, Netherlands
2016
Neighborhood Favorites
Neighborhood Sponsorships
Sponsored Posts
Germany
2017
Interests
For Sale & Free
Digest
France, Italy, Spain, Australia
2018
Kindness Reminder
Verification Platform
Lead Gen Ads
Sponsored Maps
Local Deals
Sweden, Denmark, Canada
2019
Groups
Help Map
Community Reviewers
Good Neighbor Pledge
Intro Posts
COVID-19 Info Reminder
Posts Beyond Neighborhood
Video and Carousel Ads
Hyperlocal Ads
Business Posts
Sponsorships Expansion
Neighborhood Ad Center
2020
Connections
Finds
Browse Other Neighborhoods
Organization Pages
Ask a Neighbor
Notification Center
Video Tools
Enhanced Profile
Product Listings Ads
Conv Optimized Ad Targeting Algorithms
Next-gen Proprietary Ad Server
3rd Party Campaign Mgmt Integrations
Enhanced Attribution
Sponsored Search Ads Marketplace
Content API
2021

Efficiently scaling our R&D investment 1 Revenue per R&D Person 22% 2021E increase in R&D efficiency despite substantial ongoing investment 1. Reflects total revenue divided the number of full time Research & Development (R&D) employees.

Cost effective neighbor acquisition globally Contact sync ~ Sharing 5 quarters Payback on global 1 paid acquisition Word of mouth Email / Text Message Invites Emerging drivers of organic growth Mailed invitations 68% of US acquisition is organic ~$5 Paid CPA 1. Based on Q2 2021 annualized data.

A model that scales globally… 85% UK Neighbor Growth Q2 2018–Q2 2021 3-Year CAGR 200%+ International Revenue Growth YoY (Q2’21 v. Q2’20) Historically driven primarily by expansion in the UK

...with a consistent trajectory in newer markets 108% Canada Neighbor Growth Q2 2020–Q2 2021 1-Year Reflects a repeatable playbook, with ample runway to drive daily and weekly usage

Sustainable growth; additional capital a potential accelerant

Annual Summary	2019A	2020A	2021E	2022E
Total Revenue	$83M	$123M	$181M	$252M
% Growth	*62%*	*49%*	*47%*	*40%*
Total ARPU	$4.23	$4.62	$6.05	$6.47
% Growth	*10%*	*9%*	*31%*	*7%*
Operating Expenses	$158M	$200M	$273M	$356M
% of Total Revenue	*191%*	*162%*	*151%*	*141%*
% Growth	*70%*	*27%*	*37%*	*30%*
Net Loss	$(73M)	$(75M)	$(101M)	$(103M)
Non-GAAP Operating Expenses[1]	$141M	$174M	$229M	$297M
% of Total Revenue	*171%*	*141%*	*127%*	*118%*
% Growth	*66%*	*23%*	*33%*	*30%*
Adj. EBITDA	$(59M)	$(50M)	$(49M)	$(45M)
% Margin	*(71%)*	*(41%)*	*(27%)*	*(18%)*
Y/Y Margin Improvement	*(3%)*	*31%*	*14%*	*9%*

Raised Guidance (+$3M)

Current model does not assume additional capital

Additional funding can significantly accelerate growth

Raised Guidance (+$1M)

Long Term Target Margins:

Adjusted EBITDA Margins of ~40%

Forward looking estimates are subject to change. Actual figures may be materially different. For a reconciliation of non-GAAP financial measures to GAAP, see appendix.

1. Non-GAAP Operating Expenses includes cost of revenue, sales and marketing, research and development and general and administrative expenses, excluding depreciation and amortization, stock-based compensation and acquisition-related costs.

Viral growth loops reinforce the strength of our model Increased Scale Improved unit economics, Increased reach reinvestment for growth & & engagement product expansion Neighbors Businesses Public Agencies Improved advertiser Enhanced advertiser retention & platform performance & additional activity monetization revenue opportunities

Why Nextdoor wins: We are the neighborhood network, strong network effects, and clear monetization upside

Nextdoor = Neighborhoods	*Nextdoor is where you connect to the neighborhoods that matter to you.*
Purpose-driven brand	*Purpose-driven brand — promotes growth, differentiates the business, and aligns the organization.*
Global relevance	*63M+ global Verified Neighbors today, and over 70% neighbor retention.*
Unique value prop	*Built on trusted information, physical proximity, and uniquely local perspective.*
Significant global addressable market	*Everyone is a neighbor. Near-term opportunity to add 150M+ households globally.*
Product innovation	*10 years of singular focus on all things neighborhood provides utility that can't be replicated.*
Multiple drivers of monetization	*Global ARPU growth of 58% Y/Y in Q2 '21 accelerating from 29% Y/Y in Q1 '21.*

Global Verified Neighbor data as of 6/30/21. Reflects 3-month retention of neighbors who joined in 2020.
ARPU shown is calculated by annualizing total global revenue divided by the weekly active users (WAU) in the period.

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Appendix

Adjusted EBITDA Reconciliation 2019A 2020A Net Loss ($73.3M) ($75.2M) Depreciation and amortization $2.1M $3.1M Stock-based compensation 14.1M 22.6M Interest (2.5M) (0.7M) Provision for income taxes 0.2M 0.1M Acquisition-related costs 0.6M — Adjusted EBITDA ($58.8M) ($50.2M)

Non-GAAP Operating Expenses Reconciliation 2019A 2020A Operating Expenses Cost of revenue $13.7M $21.6M Sales and marketing 81.0M 80.3M Research and development 42.6M 69.2M General and administrative 20.7M 28.8M Total GAAP Operating Expenses $158.0M $199.9M (-) Depreciation and amortization ($2.1M) ($3.1M) (-) Stock-based compensation (14.1M) (22.6M) (-) Acquisition-related costs (0.6M) 0.0M Non-GAAP Operating Expenses $141.2M $174.2M % of Total Revenue 171% 141% % Growth 66% 23%

Definitions

Metrics	*Definition*
U.S. Household	A single (U.S.) residence containing at least one Current Verified Neighbor
Neighborhoods	The number of active Launched (10+ member) neighborhoods. A "neighborhood" is a specific geographic area with a defined boundary. Neighborhoods do not overlap.
Verified Neighbors/Users	The number of neighbors who are verified in a valid Launched (10+ member) or Pilot (< 10 member) neighborhood, and in good standing (i.e. not deleted, deactivated, or suspended.)
Daily Active Users (DAU)	Count of unique neighbors who have started a session or opened a content email on a given day
Weekly Active Users (WAU)	Count of unique neighbors who have started a session or opened a content email over the trailing 7 days
Monthly Active User (MAU)	Count of unique neighbors who have started a session or opened a content email over the trailing 30 days
Engagement	Used to refer to neighbor activity — usually WAU unless otherwise specified
Neighbor retention	3 month MAU is defined as active in the 30 days preceding day 90, 6 month is active in the 30 days preceding day 180, 12 month is active in the 30 days preceding day 360, and 24 month is active in the 30 days preceding day 720. 3-month data based on users who joined in 2021; 6- and 12-month data based on users who joined in 2020; 24-month data based on users who joined in 2019.
Neighborhood penetration	U.S. Households (see above) divided by the total number of Households (claimed or otherwise) in the neighborhood.
Local Business Claimed Pages	Local business pages that have been claimed by a Nextdoor partner
Total Addressable Market (TAM)	Digital advertising spend in the U.S. excluding B2B (not addressable by Nextdoor). Source: eMarketer